# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Fathom Holdings Inc., CIK 0001753162
CUSIP: 31189V109
Title of class of securities: Common Stock, No Par Value
Address of issuer's principal executive offices: 2000 REGENCY PARKWAY DRIVE, SUITE 300, Cary, North Carolina (NC), 27518
Date of event which requires filing of this statement: 03/17/2025
Filed by CIK 0002060638
Persons authorized to receive notices and communications: Leonard Esmond, 23901 Calabasas Road, #1010, Calabasas, California (CA), 91302, 818-227-1803

## Reporting persons
- Prometheus Foundation (CIK 0002060638): type of reporting person: other (OO); citizenship or place of organization: Nevada (NV); member of a group; source of funds: working capital (WC); sole voting power 2,117,824; shared voting power 0; sole dispositive power 2,117,824; shared dispositive power 0; aggregate amount beneficially owned 2,117,824 (7.86% of the class)
- Leonard Esmond: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC); sole voting power 2,117,824; shared voting power 0; sole dispositive power 2,117,824; shared dispositive power 0; aggregate amount beneficially owned 2,117,824 (7.86% of the class)
- ReMY Capital Partners III, L.P. (CIK 0000920661): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 657,256; sole dispositive power 0; shared dispositive power 657,256; aggregate amount beneficially owned 657,256 (2.4% of the class)
- ReMY Holdings, Inc. (CIK 0002061466): type of reporting person: corporation (CO); citizenship or place of organization: California (CA); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 657,256; sole dispositive power 0; shared dispositive power 657,256; aggregate amount beneficially owned 657,256 (2.4% of the class)
- Mark S. Siegel (CIK 0000919501): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 657,256; sole dispositive power 0; shared dispositive power 657,256; aggregate amount beneficially owned 657,256 (2.4% of the class)
- Adam Rothstein (CIK 0001602273): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 730,284; shared voting power 0; sole dispositive power 730,284; shared dispositive power 0; aggregate amount beneficially owned 730,284 (2.71% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, No Par Value
Name of issuer: Fathom Holdings Inc.
Address of issuer's principal executive offices: 2000 REGENCY PARKWAY DRIVE, SUITE 300, Cary, North Carolina (NC), 27518

## Item 2. Identity and Background
Name of person filing: Prometheus Foundation ("PF"), and its treasurer, Leonard Esmond ("Esmond"); ReMY Capital Partners III, L.P. ("ReMY"), and its general partner, ReMY Holdings, Inc. ("GP") and its president, Mark S. Siegel ("President"); and Adam Rothstein ("Rothstein", and collectively, with PF, Esmond and ReMY, its GP and President, the "Reporting Persons").
Residence or business address:
PF and Esmond
23901 Calabasas Road #1010
Calabasas, CA 91302

ReMY, GP and President
1801 CENTURY PARK EAST, SUITE 1111
LOS ANGELES, CA 90067

Rothstein
C/O FATHOM HOLDINGS INC.
2000 REGENCY PARKWAY DRIVE, SUITE 300
CARY, NC 27518
Present principal occupation or employment:
ReMY and ReMY Holdings, Inc. are engaged in acquiring, holding and disposing of interests in various companies for investment purposes.

President is a limited partner of ReMY and also the sole shareholder of GP.

PF is an independent, nonprofit enterprise whose mission is to promote Ayn Rand and advance her philosophy, Objectivism. PF achieves this mission by finding and funding independent thinkers who have good ideas, work smart, follow through, and get things done. PF supports organizations and individuals who demonstrate that they can use its funds to effectively promote Ayn Rand and advance Objectivism. Esmond is the treasurer of PF and holds sole investment power over the shares.

Rothstein is a venture investor specializing in tech, media, entertainment and medical technology. Rothstein is a Co-Founder and General Partner of Disruptive Technology Partners, an Israeli technology-focused, early-stage investment fund, along with Disruptive Growth, a collection of late-stage investment vehicles focused on Israeli technology, as well as the Disruptive Technologies Opportunity Fund. Rothstein is also the Managing Member and Founder of two active venture vehicles: 1007 Mountain Drive Partners and 890 5th Avenue Partners and is a venture partner at ReMY Investors & Consultants, LLC, which is fully owned by ReMY Holdings, Inc. and has been assigned as the investment advisor to the 3 partnerships that is under the ReMY umbrella. Rothstein also is a member of the board of directors of several early and mid-stage technology and media companies as well as the Issuer.
Criminal convictions in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
The Reporting Persons are citizens of:

PF - Nevada

Esmond - United States

ReMY - Delaware

GP - California

President - United States

Rothstein - United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On March 10, 2025, Rothstein, ReMY and PF and other unrelated investors entered into a Securities Purchase Agreement with the Issuer (the "Purchase Agreement"), pursuant to which (i) PF purchased 2,117,824 shares of the Issuer's common stock for an aggregate offering price of approximately $1.45 million; (ii) ReMY purchased 657,256 shares of the Issuer's common stock for an aggregate offering price of approximately $450,000; and (iii) Rothstein purchased 730,284 shares of the Issuer's common stock for an aggregate offering price of approximately $500,000.

The foregoing description is qualified in its entirety by the full text and form of the Purchase Agreement, a copy of which is filed herewith as Exhibit 7.02.

The source of the funds for the purchases by Rothstein was from personal funds. The source of funds for the purchases by PF was working capital.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the shares of the Issuer's common stock reported herein for investment purposes. Consistent with such purposes, the Reporting Persons may engage in communications with, without limitation, one or more stockholders of the Issuer, management of the Issuer, one or more members of the Board of Directors of the Issuer (the "Board"), and may make suggestions concerning the Issuer's operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, the composition of the Board and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer's common stock. The Reporting Persons may in the future take actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, changing their current intentions with respect to any or all matters required to be disclosed in this Statement. Rothstein currently serves as a director of the Issuer and therefore will engage in regular discussions with the Board and management of the Issuer as part of his duties as a director.

Other than as described above, and except that the Reporting Persons may, from time to time or at any time, subject to market conditions and other factors, purchase additional shares of the Issuer's common stock in the open market, in privately negotiated transactions or otherwise, or sell at any time all or a portion of the shares of the Issuer's common stock now owned or hereafter acquired by them to one or more purchasers, the Reporting Persons do not have any present plans which relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) any action similar to any of those actions enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percentages used herein are calculated based on (a) 22,620,255 shares of the Issuer's common stock reported by the Issuer to be outstanding as of November 7, 2024, on the Issuer's quarterly report on Form 10-Q for the quarter ended September 30, 2024 filed with the SEC on November 12, 2024 and (b) 4,338,003 shares of the Issuer's common stock issued in connection with the Purchase Agreement (as defined in Item 3 herein).

Pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, by virtue of the relationships described in Item 6 and the obligations and rights thereunder, the Reporting Persons may be deemed to be members of a "group". However, each Reporting Person expressly disclaims beneficial ownership of the shares of common stock beneficially owned by any other reporting person(s). Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons beneficially owns any shares ofcommon stock that are beneficially owned by any other reporting person(s). The Reporting Persons are only responsible for the information contained in this Statement and assume no responsibility for information contained in any other Schedule 13D filed by any other reporting person(s).

Each Reporting Person disclaims beneficial ownership of the shares other than those shares which such person beneficially owns. The percentage of outstanding shares of the Issuer's common stock which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet. Accordingly, in the aggregate, the Reporting Persons, and/or certain of their affiliates may be deemed to beneficially own 3,505,364 shares of common stock, which, as calculated in accordance with Rule 13d-3(d)(1)(i) of the Exchange Act, represents approximately 13.0% of the total shares of common stock based on (a) 22,620,255 shares of the Issuer's common stock reported by the Issuer to be outstanding as of November 7, 2024, on the Issuer's quarterly report on Form 10-Q for the quarter ended September 30, 2024 filed with the SEC on November 12, 2024 and (b) 4,338,003 shares of the Issuer's common stock issued in connection with the Purchase Agreement (as defined in Item 3 herein), as calculated in accordance with Rule 13d-3(d)(1)(i) of the Exchange Act.
Number of shares as to which each person has sole or shared power to vote or dispose:
Regarding the number of shares as to which such person has: See Item 5(a).

(i) sole power to vote or to direct the vote: See line 7 of cover sheets.

(ii) shared power to vote or to direct the vote: See line 8 of cover sheets.

(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets.

(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets.
Transactions in the class effected during the past sixty days: Except for the agreements described above, none of the Reporting Persons or, to the knowledge of the Reporting Persons, has effected any transactions in the securities of the Issuer reported herein during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as described in this statement, no other person has the power to direct the receipt of dividends on or the proceeds of sales of, the shares of the Issuer's common stock owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: ReMY, including the GP and its President, and Rothstein ceased to be members of the reported "group"for purposes of Section 13(d) of the Exchange Act upon the closing of the transaction pursuant to the Purchase Agreement, at which time Rothstein was appointed to the Board. Accordingly, this Statement constitutes an 'exit filing' as to ReMY, as well as its GP and President, and Rothstein.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On March 10, 2025, Rothstein, ReMY and PF and other unrelated investors entered into a Purchase Agreement with the Issuer, pursuant to which (i) PF purchased 2,117,824 shares of the Issuer's common stock for an aggregate offering price of approximately $1.45 million; (ii) ReMY purchased 657,256 shares of the Issuer's common stock for an aggregate offering price of approximately $450,000; and (iii) Rothstein purchased 730,284 shares of the Issuer's common stock for an aggregate offering price of approximately $500,000.

The foregoing description is qualified in its entirety by the full text and form of the Purchase Agreement, a copy of which is filed herewith as Exhibit 7.02.

Upon the closing of the transaction, in connection with Rothstein's appointment to the Board, Rothstein was issued 56,117 restricted stock units from the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 7.01 - Joint Filing Agreement by and among the Reporting Persons.

Exhibit 7.02 - Securities Purchase Agreement, dated as of March 10, 2025, by and between the Issuer and the purchasers signatory thereto.

## Signatures
- Prometheus Foundation: /s/ Leonard Esmond, Leonard Esmond, Treasurer (03/24/2025)
- Leonard Esmond: /s/ Leonard Esmond, Leonard Esmond (03/24/2025)
- ReMY Capital Partners III, L.P.: /s/ Mark S. Siegel, Mark S. Siegel, President, ReMY Holdings, Inc., general partner (03/24/2025)
- ReMY Holdings, Inc.: /s/ Mark S. Siegel, Mark S. Siegel, President (03/24/2025)
- Mark S. Siegel: /s/ Mark S. Siegel, Mark S. Siegel (03/24/2025)
- Adam Rothstein: /s/ Adam Rothstein, Adam Rothstein (03/24/2025)